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Annual Audited Consolidated Financial Statements
(Prepared in accordance with United States GAAP)

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

        We have audited the effectiveness of Agnico-Eagle Mines Limited's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Agnico-Eagle Mines Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's report on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, Agnico-Eagle Mines Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009, and our report dated March 26, 2010, expressed an unqualified opinion thereon.

Toronto, Canada	/s/ ERNST & YOUNG LLP
March 26, 2010	Chartered Accountants Licensed Public Accountants

 MANAGEMENT CERTIFICATION

        Management of Agnico-Eagle Mines Limited (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based upon its assessment, management concluded that, as of December 31, 2009, the Company's internal control over financial reporting was effective.

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Toronto, Canada March 26, 2010	By	/s/ SEAN BOYD Sean Boyd Vice Chairman and Chief Executive Officer
	By	/s/ DAVID GAROFALO David Garofalo Senior Vice-President, Finance and Chief Financial Officer

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

        We have audited the accompanying consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agnico-Eagle Mines Limited at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with United States generally accepted accounting principles.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Agnico-Eagle Mines Limited's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2010 expressed an unqualified opinion thereon.

Toronto, Canada	/s/ ERNST & YOUNG LLP
March 26, 2010	Chartered Accountants Licensed Public Accountants

 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        These consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") are expressed in thousands of United States dollars ("US dollars", "US$" or "$"), except where noted, and have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). Since a precise determination of assets and liabilities depends on future events, the preparation of consolidated financial statements for a period necessarily involves the use of estimates and approximations. Actual results may differ from such estimates and approximations. The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies referred to below.

Basis of consolidation

        These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and entities in which it has a controlling financial interest after the elimination of intercompany accounts and transactions. The Company has a controlling financial interest if it owns a majority of the outstanding voting common stock or has significant control over an entity through contractual or economic interests of which the Company is the primary beneficiary.

Cash and cash equivalents

        Cash and cash equivalents include cash on hand and short-term investments in money market instruments with remaining maturities of three months or less at the date of purchase. Short-term investments are designated as held to maturity for accounting purposes and are carried at amortized cost, which approximates market value given the short-term nature of these investments. Agnico-Eagle places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

Inventories

        Inventories consist of ore stockpiles, concentrates, gold dore bars and supplies. Amounts are removed from inventory based on average cost. The current portion of stockpiles, ore on leach pads and inventories is determined based on the expected amounts to be processed within the next 12 months. Stockpiles, ore on leach pads and inventories not expected to be processed within the next 12 months are classified as long-term.

Stockpiles

        Stockpiles consist of coarse ore that has been mined and hoisted from underground or delivered from the open pit that is available for further processing and in-stope ore inventory in the form of drilled and blasted stopes ready to be mucked and hoisted to the surface. The stockpiles are measured by estimating the tonnage, contained ounces (based on assays) and recovery percentages (based on actual recovery rates achieved for processing similar ore). Specific tonnages are verified and compared to original estimates once the stockpile is milled. The ore stockpile is valued at the lower of net realizable value and mining costs incurred up to the point of stockpiling the ore. The net realizable value of stockpiled ore is assessed by comparing the sum of the carrying value plus future processing and selling costs to the expected revenue to be earned, which is based on the estimated volume and grade of stockpiled material.

        Mining costs include all costs associated with mining operations and are allocated to each tonne of stockpiled ore. Fully absorbed costs include direct and indirect materials and consumables, direct labour, utilities and amortization of mining assets incurred up to the point of stockpiling the ore. Royalty expenses and production taxes are included in production costs, but are not capitalized into inventory. Stockpiles are not intended to be long-term inventory items and are generally processed within twelve months of extraction with the exception of the Goldex Mine ore stockpile. Due to the structure of the Goldex Mine ore body, a significant amount of drilling and blasting is incurred in the early years of its mine life resulting in a long-term stockpile. The decision to process stockpiled ore is based on a net smelter return analysis. The Company processes its stockpiled ore if its estimated revenue, on a per tonne basis and net of estimated smelting and refining costs, is greater than the related mining and milling costs. The Company has never elected to not process stockpiled ore and does not anticipate departing from this practice in the future. Stockpiled ore on the surface is exposed to the elements, but the Company does not expect its condition to deteriorate significantly as a result.

        Pre-production stripping costs are capitalized until an "other than de minimis" level of mineral is produced, after which time such costs are either capitalized to inventory or expensed. The Company considers various relevant criteria to assess when an "other than de minimis" level of mineral is produced. The criteria considered include: (1) the number of ounces mined compared to total ounces in mineral reserves; (2) the quantity of ore mined compared to the total quantity of ore expected to be mined over the life of the mine; (3) the current stripping ratio compared to the expected stripping ratio over the life of the mine; and (4) the ore grade compared to the expected ore grade over the life of the mine.

Concentrates and dore bars

        Concentrates and dore bar inventories consist of concentrates and dore bars for which legal title has not yet passed to custom smelters. Concentrates and dore bar inventories are measured based on assays of the processed concentrates and are valued based on the lower of net realizable value and the fully absorbed mining and milling costs associated with extracting and processing the ore.

Supplies

        Supplies, consisting of mine stores inventory, are valued at the lower of average cost and replacement cost.

Mining properties, plant and equipment and mine development costs

        Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

        Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred for the construction of projects are capitalized.

        Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal developments are classified as mine development costs.

        Agnico-Eagle records depreciation on both plant and equipment and mine development costs used in commercial production on a unit-of-production basis based on the estimated proven and probable ore reserves of the mine. The unit-of-production method defines the denominator as the total proven and probable tonnes of reserves.

        Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon commencement of commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

        Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the ore body on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method mentioned above. Mine development costs, net of salvage values, relating to a property which is abandoned or considered uneconomic for the foreseeable future are written off.

        The carrying values of mining properties, plant and equipment and mine development costs are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable reserves. To the extent economic value exists beyond the proven and probable reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding metal prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows may affect the recoverability of long-lived assets.

Financial instruments

        From time to time, Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations in byproduct metal prices, interest rates and foreign currency exchange rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

        The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in the consolidated statement of income or in shareholders' equity as a component of accumulated other comprehensive income (loss), depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness on a quarterly basis. Gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

Revenue recognition

        Revenue is recognized when the following conditions are met:

    (a)
    persuasive evidence of an arrangement to purchase exists;

    (b)
    the price is determinable;

    (c)
    the product has been delivered; and

    (d)
    collection of the sales price is reasonably assured.

        Revenue from gold and silver in the form of dore bars is recorded when the refined gold and silver is sold and delivered to the customer. Generally all the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

        Under the terms of the Company's concentrate sales contracts with third-party smelters, final prices for the metals contained in the concentrate are set based on the prevailing spot market metal prices on a specified future date based on the date that the concentrate is delivered to the smelter. The Company records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

        Revenues from mining operations consist of gold revenues, net of smelting, refining, transportation and other marketing charges. Revenues from byproduct metals sales are shown net of smelter charges as part of revenues from mining operations.

Foreign currency translation

        The functional currency for the Company's operations is the US dollar. Monetary assets and liabilities of Agnico-Eagle's operations denominated in a currency other than the US dollar are translated into US dollars using the exchange rate in effect at the year end. Non-monetary assets and liabilities are translated at historical exchange rates while revenues and expenses are translated at the average exchange rate during the year, with the exception of amortization, which is translated at historical exchange rates. Exchange gains and losses are included in income except for gains and losses on foreign currency contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedged transactions.

Reclamation costs

        On an annual basis, the Company assesses cost estimates and other assumptions used in the valuation of Asset Retirement Obligations ("ARO") at each of its mineral properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit within other expense, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset. AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an ARO is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease the reduced cash flows are discounted using the historical discount factor used in the original estimation of the expected cash flows, and then in both cases any change in the fair value of the ARO is recorded. Agnico-Eagle records the fair value of an ARO when it is incurred. AROs are adjusted to reflect the passage of time (accretion) calculated by applying the discount factor implicit in the initial fair value measurement to the beginning-of-period carrying amount of the AROs. For producing mines, accretion expense is recorded in the cost of goods sold each period. Upon settlement of an ARO, Agnico- Eagle records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in other (income) expense. Other environmental remediation costs that are not AROs as defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 410-20 — Asset Retirement Obligations (Prior authoritative literature: FASB Statement No. 143) are expensed as incurred.

Income and mining taxes

        Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, future income and mining tax bases of assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

        The Company's operations involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxation authorities in various jurisdictions and resolution of disputes arising from federal, provincial, state, and international tax audits. The Company recognizes the effect of uncertain tax positions and records tax liabilities for anticipated tax audit issues in Canada and other tax jurisdictions where it is more likely than not based on technical merits that the position would not be sustained. The Company recognizes the amount of any tax benefits that have greater than 50 percent likelihood of being ultimately realized upon settlement.

        Changes in judgment related to the expected ultimate resolution of uncertain tax positions are recognized in the year of such change. Accrued interest and penalties related to unrecognized tax benefits are recorded in income tax expense in the current year. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the tax liabilities. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

Stock-based compensation

        Agnico-Eagle has two stock-based compensation plans. The Employee Stock Option Plan is described in note 7(a) and the Employee Share Purchase Plan is described in note 7(b) to the consolidated financial statements. The Company issues new common shares to settle its obligations under both plans.

        The Company's Employee Stock Option Plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to the market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statement of income or in the consolidated balance sheet if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

        Fair value is determined using the Black-Scholes option valuation model which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is factored into the Company's reported diluted income net per share.

Net Income per share

        Basic net income per share is calculated on net income for the year using the weighted average number of common shares outstanding during the year. For years in which the Convertible Debentures were outstanding, diluted net income per share was calculated on the weighted average number of common shares that would have been outstanding during such year had all Convertible Debentures been converted at the beginning of the year into common shares, if such conversions were dilutive. In addition, the weighted average number of common shares used to determine diluted net income per share includes an adjustment for stock options outstanding and warrants outstanding using the treasury stock method. Under the treasury stock method:

  •
  the exercise of options or warrants is assumed to be at the beginning of the period (or date of issuance, if later);

  •
  the proceeds from the exercise of options or warrants, plus in the case of options the future period compensation expense on options granted on or after January 1, 2003, are assumed to be used to purchase common shares at the average market price during the period; and

  •
  the incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings per share computation.

Pension costs and obligations and post-retirement benefits

        Effective July 1, 1997, Agnico-Eagle's defined benefit pension plan for active employees (the "Employees Plan") was converted to a defined contribution plan. Employees who retired prior to that date remained in the Employees Plan. During 2008 however, the Employees Plan was closed as a result of annuities having been purchased for all remaining members. In addition, Agnico-Eagle provides a non-registered supplementary executive retirement defined benefit plan for its senior officers. The executive retirement plan benefits are generally based on the employees' years of service and level of compensation. Pension expense related to the defined benefit plan is the net of the cost of benefits provided, the interest cost of projected benefits, return on plan assets and amortization of experience gains and losses. Pension fund assets are measured at current fair values. Actuarially determined plan surpluses or deficits, experience gains or losses and the cost of pension plan improvements are amortized on a straight-line basis over the expected average remaining service life of the employee group.

        In Canada, Agnico-Eagle maintains a defined contribution plan covering all of its employees. The plan is funded by Company contributions based on a percentage of income for services rendered by employees. The Company does not offer any other post-retirement benefits to its employees.

Commercial Production

        The Company assesses each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant and its location. The Company considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into production stage. The criteria considered include: (1) the completion of a reasonable period of testing of mine plant and equipment; (2) the ability to produce minerals in saleable form (within specifications); and (3) the ability to sustain ongoing production of minerals. When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for sustaining capital costs related to property, plant and equipment and underground mine development or reserve development.

Other Accounting Developments

Recently Adopted Accounting Pronouncements

        In June 2009, the Financial Accounting Standards Board ("FASB") issued statement No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" ("FAS 168"). FAS 168 replaces FASB Statement No. 162 and establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with US GAAP. FAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Under the new codification FAS 168 is referred to as the ASC 105. The adoption of this pronouncement does not have an impact on the financial statements as the ASC does not change US GAAP, but is intended to simplify user access to all authoritative US GAAP by providing all the authoritative literature related to a particular topic in one place.

        In March 2008, the FASB issued ASC 815-10-15 — Derivatives and Hedging ("ASC 815") (Prior authoritative literature: FASB Statement No. 161, "Disclosure about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133"). ASC 815 provides revised guidance for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for, and how derivative instruments and the related hedged items affect an entity's financial position, financial performance and cash flows. The new guidance is effective for the Company's fiscal year beginning January 1, 2009. To the extent the required information was not previously disclosed in the 2008 annual consolidated financial statements, new disclosures have been incorporated in note 15.

        In December 2008, the FASB modified ASC 715 — Compensation – Retirement Benefits (Prior authoritative literature: FASB Staff Position No. FAS 132(R)-1, "Employers' Disclosures about Post-Retirement Benefit Plan Assets", which amends FASB Statement No. 132 "Employers' Disclosures about Pensions and Other Post-Retirement Benefits"), to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The objective of the amendment is to require more detailed disclosures about an employer's plan assets, including the employer's investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. The amendment is effective for the Company's fiscal year beginning January 1, 2009. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes. To the extent the required information was not previously disclosed in the 2008 annual consolidated financial statements, new disclosures have been incorporated in note 5(c).

        In May 2009, the FASB issued ASC 855-10-05 — Subsequent Events (Prior authoritative literature: FASB Statement No. 165, "Subsequent Events") to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted the disclosure requirements beginning in the interim period ended June 30, 2009. In February 2010, the FASB issued an Accounting Standards Update ("ASU") to amend ASC 855 — Subsequent Events, which no longer requires SEC registrants to disclose the date through which management evaluated subsequent events in the financial statements. As a result of the ASU, the Company's considerations with respect to evaluating subsequent events will be consistent with those before the issuance of the subsequent events accounting guidance.

        In September 2006, the FASB issued ASC 820 — Fair Value Measurement and Disclosure (Prior authoritative literature: FASB Statement No. 157, "Fair Value Measurements" ("FAS 157")). ASC 820 defines fair value, establishes a framework for measuring fair value in US GAAP, and expands required disclosures about fair value measurements. The provisions of ASC 820 were adopted January 1, 2008. In February 2008, FASB modified ASC 820 (Prior authoritative literature: FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157" that delayed the effective date of ASC 820 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The new provisions of ASC 820 were effective for the Company's fiscal year beginning January 1, 2009.

        Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with the Company's investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

        The three levels of the fair value hierarchy under ASC 820 are:

  Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

  Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

  Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

        The following table sets out the Company's financial assets and liabilities measured at fair value within the fair value hierarchy.

	Total	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents(1)	$160,280	$158,240	$2,040	—
Available-for-sale securities(2)(3)	111,967	101,907	10,060	—
Accounts receivable(1)	93,571	—	93,571	—
Short-term investments(1)	3,313	—	3,313	—
Fair value of defined benefit pension plan assets(4)	1,635	1,635	—	—

	$370,766	$261,782	$108,984	—

Financial liabilities:
Bank debt(5)	$716,666	$—	$716,666	—
Accounts payable and accrued liabilities(1)	136,677	—	136,677	—
Dividends Payable(1)	28,199	28,199	—	—
Derivative liabilities(3)	662	—	662	—

	$882,204	$28,199	$854,005	—

(1)
Fair value approximates the carrying amounts due to the short-term nature.

(2)
Recorded at fair value using quoted market prices.

(3)
Recorded at fair value based on broker-dealer quotations.

(4)
Assets for the defined benefit pension plan consists of deposits on hand with regulatory authorities which are refundable when benefit payments are made or on the ultimate wind-up of the plan.

(5)
Recorded at cost. This line item also includes accrued interest.

        Cash equivalents and short-term investments are classified as Level 2 of the fair value hierarchy because they are held to maturity and valued using interest rates observable at commonly quoted intervals. Cash equivalents are market securities with remaining maturities of three months or less at the date of purchase. The short-term investments are market securities with remaining maturities of over three months at the date of purchase.

        The Company's available-for-sale equity securities valued using quoted market prices in active markets are classified as Level 1 of the fair value hierarchy. The fair value of these securities are calculated as the quoted market price of the security multiplied by the quantity of shares held by the Company. The Company's available-for-sale securities classified as Level 2 of the fair value hierarchy consist of equity warrants. The fair value of these Level 2 securities are calculated based on the broker-dealer quotation multiplied by the quantity of equity warrants held by the Company.

        In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the consolidated statement of income and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments for which the cost basis exceeds its fair value.

        In December 2007, the FASB issued ASC 805 — Business Combinations (Prior authoritative literature: FASB Statement No. 141(R), "Business Combinations"). ASC 805 establishes how an entity accounts for the identifiable assets acquired, liabilities assumed, and any non-controlling interests acquired, how to account for goodwill acquired and determines what disclosures are required as part of a business combination. ASC 805 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

Recently Issued Accounting Pronouncements and Developments

        Under the SEC Staff Accounting Bulletin 74, the Company is required to disclose information related to new accounting standards that have not yet been adopted. The Company is currently evaluating the impact that the adoption of these statements will have on the Company's consolidated financial position, results of operations and disclosures.

Variable Interest Entities

        In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise's variable interest gives it a controlling financial interest in variable interest entity (a "VIE"). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics:

  (i)
  The power to direct the activities of a VIE that most significantly impact the entity's economic performance; and

  (ii)
  The obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE.

        The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. The updated guidance is effective for the Company's fiscal year beginning January 1, 2010. The Company is evaluating the potential impact of adopting this guidance on the Company's consolidated financial position, results of operations and cash flows.

Fair Value Accounting

        In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require additional disclosures related to:

  (i)
  Transfers in and out of level 1 and 2 fair value measurements; and

  (ii)
  Enhanced detail in the level 3 reconciliation.

        The guidance was amended to provide clarity about:

  (i)
  The level of disaggregation required for assets and liabilities; and

  (ii)
  The disclosures required for inputs and valuation techniques used to measure fair value for both recurring and nonrecurring measurements that fall in either level 2 or level 3.

        The updated guidance is effective for the Company's fiscal year beginning January 1, 2010, with the exception of the level 3 disaggregation which is effective for the Company's fiscal year beginning January 1, 2011. The Company is evaluating the potential impact of adopting this guidance on the Company's consolidated financial position, results of operations and cash flows.

International Financial Reporting Standards

        Based on recent announcements from the Canadian Securities Administrators and the Securities Exchange Commission, it is currently anticipated that as a Canadian issuer and existing US GAAP filer, the earliest date at which the Company will be required to adopt International Financial Reporting Standards ("IFRS") as its principal basis of accounting is for the year ending December 31, 2015. Therefore, financial statement comparative figures prepared under IFRS would be required for fiscal year 2013.

        An IFRS project group and a steering committee has been established and a high level project plan has been formulated. The implementation of IFRS will be done through three distinct phases:

  (i)
  diagnostics;

  (ii)
  detailed IFRS analysis and conversion; and

  (iii)
  implement IFRS in daily business.

        The first phase is complete and the second phase was started in 2009. A report has been finalized with the primary objective to understand, identify and assess the overall effort required by the Company to produce financial information in accordance with the IFRS. The key areas for the diagnostics work was to review the 2007 consolidated financial statements of the Company and obtain a detailed understanding of the differences between IFRS and US GAAP to be able to identify potential system and process changes required as a result of converting to IFRS.

Comparative figures

        Certain items in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2009 consolidated financial statements.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

	As at December 31,
	2009	2008
ASSETS
Current
Cash and cash equivalents	$160,280	$68,382
Short-term investments	3,313	—
Restricted cash (note 14)	—	30,999
Trade receivables (note 1)	93,571	45,640
Inventories:
Ore stockpiles	41,286	24,869
Concentrates and dore bars	31,579	5,013
Supplies	100,885	40,014
Available-for-sale securities (note 2(a))	111,967	70,383
Other current assets (note 2(a))	61,159	65,994

Total current assets	604,040	351,294
Other assets (note 2(b))	33,641	8,383
Future income and mining tax assets (note 8)	27,878	21,647
Property, plant and mine development, net (note 3)	3,581,798	2,997,500

	$4,247,357	$3,378,824

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (note 10)	$155,432	$139,795
Dividends payable	28,199	28,304
Income taxes payable	4,501	4,814
Interest payable	1,666	146
Fair value of derivative financial instruments (note 15)	662	12,823

Total current liabilities	190,460	185,882

Bank debt (note 4)	715,000	200,000

Reclamation provision and other liabilities (note 5)	96,255	71,770

Future income and mining tax liabilities (note 8)	493,881	403,416

SHAREHOLDERS' EQUITY
Common Shares (note 6(a))	2,378,759	2,299,747
Stock options (note 7(a))	65,771	41,052
Warrants (note 6(c))	24,858	24,858
Contributed surplus	15,166	15,166
Retained earnings	216,158	157,541
Accumulated other comprehensive income (loss) (note 6(e))	51,049	(20,608)

Total shareholders' equity	2,751,761	2,517,756

	$4,247,357	$3,378,824

Contingencies and commitments (notes 5, 12 and 13(b))

On behalf of the Board:

Sean Boyd C.A., Director	Mel Leiderman C.A., Director

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars, except per share amounts, US GAAP basis)

	Years ended December 31,
	2009	2008	2007
REVENUES
Revenues from mining operations (note 1)	$613,762	$368,938	$432,205
Interest and sundry income	16,172	11,721	25,142
Gain on sale of available-for-sale securities (note 2(a))	10,142	25,626	4,088

	640,076	406,285	461,435
COSTS AND EXPENSES
Production	306,318	186,862	166,104
Exploration and corporate development	36,279	34,704	25,507
Amortization of plant and mine development	72,461	36,133	27,757
General and administrative	63,687	47,187	38,167
Write-down of available-for-sale securities	—	74,812	—
Loss on derivative financial instruments	—	—	5,829
Provincial capital tax	5,014	5,332	3,202
Interest (note 4)	8,448	2,952	3,294
Foreign currency translation (gain) loss	39,831	(77,688)	32,297

Income before income, mining and federal capital taxes	108,038	95,991	159,278
Income and mining tax (note 8)	21,500	22,824	19,933

Net income for the year	$86,538	$73,167	$139,345

Net income per share — basic (note 6(f))	$0.55	$0.51	$1.05

Net income per share — diluted (note 6(f))	$0.55	$0.50	$1.04

Comprehensive income:
Net income for the year	$86,538	$73,167	$139,345

Other comprehensive income (loss):
Unrealized gain (loss) on hedging activities	16,287	(8,888)	—
Unrealized gain (loss) on available-for-sale securities	76,037	(911)	(5,436)
Adjustments for derivative instruments maturing during the year	(7,399)	—	1,653
Adjustments for realized loss (gain) on available-for-sale securities due to dispositions and write-downs during the year	(10,142)	8,997	(1,918)
Change in unrealized gain (loss) on pension liability (note 5(c))	(727)	1,822	(16)
Tax effect of other comprehensive income items	(2,399)	2,084	4

Other comprehensive income (loss) for the year	71,657	3,104	(5,713)

Comprehensive income for the year	$158,195	$76,271	$133,632

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)

	Common Shares
			Stock Options Outstanding		Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
	Shares	Amount		Warrants
Balance December 31, 2006	121,025,635	$1,230,654	$5,884	$15,723	$15,128	$3,015	$(17,999)
Shares issued under Employee Stock Option Plan (note 7(a))	536,116	10,232	—	—	—	—	—
Stock options	—	—	17,689	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	167,378	7,100	—	—	—	—	—
Shares issued for purchase of Cumberland Resources Ltd. (note 9)	13,768,510	536,556	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	32,550	812	—	—	—	—	—
Shares issued on exercise of warrants	6,873,190	146,313	—	(15,723)	38	—	—
Net income for the year	—	—	—	—	—	139,345	—
Dividends declared ($0.18 per share) (note 6(a))	—	—	—	—	—	(25,633)	—
Future tax asset adjustment upon the adoption of FIN 48 (note 8)	—	—	—	—	—	(4,487)	—
Other comprehensive loss for the year	—	—	—	—	—	—	(5,713)

Balance December 31, 2007	142,403,379	1,931,667	23,573	—	15,166	112,240	(23,712)

Shares issued under Employee Stock Option Plan (note 7(a))	1,340,484	41,392	—	—	—	—	—
Stock options	—	—	17,479	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	154,998	9,545	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	779,250	22,042	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	30,807	2,210	—	—	—	—	—
Shares issued under public offering (note 6(d))	900,000	34,200	—	—	—	—	—
Shares issued under private placement of units (note 6(c))	9,200,000	258,691	—	24,858	—	—	—
Net income for the year	—	—	—	—	—	73,167	—
Dividends declared ($0.18 per share) (note 6(a))	—	—	—	—	—	(27,866)	—
Other comprehensive income for the year	—	—	—	—	—	—	3,104

Balance December 31, 2008	154,808,918	2,299,747	41,052	24,858	15,166	157,541	(20,608)

Shares issued under Employee Stock Option Plan (note 7(a))	1,238,000	48,313	—	—	—	—	—
Stock options	—	—	24,719	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	196,649	11,290	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	358,900	19,153	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	18,764	912	—	—	—	—	—
Shares issued for purchase of mining property (note 6(c))	33,825	894	—	—	—	—	—
Net income for the year	—	—	—	—	—	86,538	—
Dividends declared ($0.18 per share) (note 6(a))	—	—	—	—	—	(27,921)	—
Other comprehensive income for the year	—	—	—	—	—	—	71,657
Restricted share unit plan (note 7(c))	(29,882)	(1,550)	—	—	—	—	—

Balance December 31, 2009	156,625,174	$2,378,759	$65,771	$24,858	$15,166	$216,158	$51,049

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

	Years ended December 31,
	2009	2008	2007
Operating activities
Net income for the year	$86,538	$73,167	$139,345
Add (deduct) items not affecting cash:
Amortization of plant and mine development	72,461	36,133	27,757
Future income and mining taxes	20,309	16,681	16,380
Loss (gain) on sale of securities, net	(20,677)	49,186	(4,088)
Stock-based compensation	28,753	16,061	12,155
Foreign currency translation loss (gain)	39,831	(77,688)	32,297
Other	5,321	4,642	14,921
Changes in non-cash working capital balances
Trade receivables	(47,930)	33,779	5,568
Income taxes (payable)/recoverable	(313)	4,814	(14,231)
Inventories	(90,772)	(45,904)	(1,187)
Other current assets	4,834	(24,334)	(39,055)
Accounts payable and accrued liabilities	28,552	34,492	55,661
Prepaid royalty	(13,321)	—	—
Interest payable	1,520	146	—

Cash provided by operating activities	115,106	121,175	245,523

Investing activities
Additions to property, plant and mine development	(657,175)	(908,853)	(523,793)
Purchase of gold derivatives (note 9)	—	—	(15,875)
Cash acquired on acquisition of Cumberland Resources Ltd. net of transaction costs (note 9)	—	—	84,207
Recoverable value-added tax on acquisition of Pinos Altos property	—	—	9,750
Sale (purchase) of Stornoway Diamond Corporation debentures	—	10,720	(8,519)
Decrease (increase) in short-term investments	(3,313)	78,770	91,272
Net proceeds on available-for-sale securities	48,258	43,583	5,393
Purchase of available-for-sale securities	(6,380)	(113,225)	(13,079)
Decrease (increase) in restricted cash	30,999	(28,544)	(2,455)

Cash used in investing activities	(587,611)	(917,549)	(373,099)

Financing activities
Dividends paid	(27,132)	(23,779)	(13,406)
Repayment of capital lease obligations	(13,177)	(16,178)	(3,418)
Sale-leaseback financing	21,389	—	—
Proceeds from bank debt	625,000	300,000	—
Repayment of bank debt	(110,000)	(100,000)	—
Credit facility financing costs	(4,784)	(3,094)	—
Common shares issued	68,522	376,265	144,138
Warrants issued	—	24,858	—

Cash provided by financing activities	559,818	558,072	127,314

Effect of exchange rate changes on cash and cash equivalents	4,585	(8,110)	26,481

Net increase (decrease) in cash and cash equivalents during the year	91,898	(246,412)	26,219
Cash and cash equivalents, beginning of year	68,382	314,794	288,575

Cash and cash equivalents, end of year	$160,280	$68,382	$314,794

Supplemental cash flow information:
Interest paid during the year	$17,189	$6,345	$2,406

Income, mining and capital taxes paid during the year	$8,792	$3,802	$22,138

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

1.     TRADE RECEIVABLES AND REVENUES FROM MINING OPERATIONS

  Agnico-Eagle is a gold mining company with operations in Canada, Finland, Mexico and an advanced-stage construction project in northern Canada. The Company earns a significant proportion of its sales revenues from the production and sale of gold in both dore bars and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of byproduct metals. The revenue from byproduct metals are mainly generated by production at the LaRonde Mine in Canada (silver, zinc, copper and lead) and the Pinos Altos Mine in Mexico (silver).

  Sales revenues are generated from operations in Canada, Finland, and Mexico. The cash flow and profitability of the Company's operations are significantly affected by the market price of gold, and to a lesser extent, silver, zinc, copper, and lead. The prices of these metals can fluctuate widely and are affected by numerous factors beyond the Company's control.

  As gold can be sold through numerous gold market traders worldwide, the Company is not economically dependent on a limited number of customers for the sale of its product.

  Trade receivables are recognized once the transfer of ownership for the metals sold has occurred and reflect the amounts owing to the Company in respect of its sales of bullion or concentrates to third parties prior to the satisfaction in full of payment obligations of the third parties.

	2009	2008
Bullion awaiting settlement	$3,488	$—
Concentrates awaiting settlement	90,083	45,640

	$93,571	$45,640

	2009	2008	2007
Revenues from mining operations (thousands):
Gold	$474,875	$227,576	$171,537
Silver	59,155	59,398	70,028
Zinc	57,034	54,364	156,340
Copper	22,571	27,600	34,300
Lead	127	—	—

	$613,762	$368,938	$432,205

  In 2009, precious metals accounted for 87% of Agnico-Eagle's revenues from mining operations (2008 — 78%; 2007 — 56%). The remaining revenues from mining operations consisted of net byproduct metals revenues. In 2009, these net byproduct revenues as a percentage of total revenues from mining operations were 9% from zinc (2008 — 15%; 2007 — 36%) and 4% from copper (2008 — 7%; 2007 — 8%).

2.     OTHER ASSETS

  (a)
  Other current assets

	2009	2008
Federal, provincial and other sales taxes receivable	$37,847	$52,669
Interest receivable	163	154
Prepaid expenses	4,797	3,880
Employee loans receivable	3,640	2,530
Government refundables for local community improvements	1,764	572
Prepaid royalty	5,377	—
Other	7,571	6,189

	$61,159	$65,994

    In 2009, the Company realized $41.0 million (2008 — $40.5 million; 2007 — $5.4 million) in proceeds and recorded a gain of $10.1 million (2008 — $25.6 million; 2007 — $4.1 million) in the consolidated statements of income on the sale of available-for-sale

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

2.     OTHER ASSETS (Continued)

    securities. Available-for-sale securities consist of equity securities whose cost basis is determined using the average cost method. Available-for-sale securities are carried at fair value determined as follows:

	2009	2008
Cost	$44,470	$68,691
Unrealized gains	67,508	1,692
Unrealized losses	(11)	—

Estimated fair value of available-for-sale securities	$111,967	$70,383

  (b)
  Other assets

	2009	2008
Deferred financing costs, less accumulated amortization of $2,732 (2008 — $1,192)	$7,516	$5,126
Non-current ore in stockpile(i)	11,684	—
Prepaid royalty(ii)	13,321	—
Finnish government grants	—	2,981
Other	1,120	276

	$33,641	$8,383

    (i)
    Due to the structure of the Goldex Mine ore body, a significant amount of drilling and blasting is incurred in the early years of its mine life resulting in a long-term stockpile.

    (ii)
    The prepaid royalty relates to the Pinos Altos Mine in Mexico.

3.     PROPERTY, PLANT AND MINE DEVELOPMENT

	2009			2008
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Mining properties	$1,221,646	$27,865	$1,193,781	$1,192,079	$24,469	$1,167,610
Plant and equipment	1,389,081	197,794	1,191,287	541,081	135,794	405,287
Mine development costs	445,628	111,674	333,954	288,923	94,465	194,458
Construction in progress:
Goldex Mine	—	—	—	—	—	—
LaRonde Mine extension	121,102	—	121,102	83,340	—	83,340
Pinos Altos Mine	—	—	—	212,751	—	212,751
Meadowbank Mine	741,674	—	741,674	479,392	—	479,392
Kittila Mine	—	—	—	302,954	—	302,954
Lapa Mine	—	—	—	151,708	—	151,708

	$3,919,131	$337,333	$3,581,798	$3,252,228	$254,728	$2,997,500

  Geographic Information

	Net Book Value 2009	Net Book Value 2008
Canada	$2,592,704	$2,217,634
Europe	568,620	494,574
Latin America	418,214	283,032
U.S.A	2,260	2,260

Total	$3,581,798	$2,997,500

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

3.     PROPERTY, PLANT AND MINE DEVELOPMENT (Continued)

  In 2009, Agnico-Eagle capitalized $0.4 million of costs (2008 — $0.8 million) and recognized $0.8 million of amortization expense (2008 — $0.6 million) related to computer software. The unamortized capitalized cost for computer software at the end of 2009 was $5.2 million (2008 — $5.6 million).

  The unamortized capitalized cost for leasehold improvements at the end of 2009 was $2.5 million (2008 — $2.7 million), which is being amortized straight-line over the life of the lease plus one renewal period.

  The amortization of assets recorded under capital leases is included in the amortization of property, plant and mine-development component of the consolidated statements of income.

4.     BANK DEBT

  The Company entered into a credit agreement on January 10, 2008 with a group of financial institutions relating to a new $300 million unsecured revolving credit facility (the "First Credit Facility"); the Company's previous $300 million secured revolving credit facility was terminated. The First Credit Facility matures on January 10, 2013, however, the Company, with the consent of lenders representing 66 2/3% of the aggregate commitments under the facility, has the option to extend the term of this facility for additional one-year terms.

  On September 4, 2008, the Company entered into a further credit agreement with a separate group of financial institutions relating to an additional $300 million unsecured revolving credit facility (the "Second Credit Facility" and together with the First Credit Facility, the "Credit Facilities"). The Second Credit Facility was scheduled to mature on September 4, 2010.

  On June 15, 2009, the Company amended and restated the Credit Facilities. The amounts available under the Second Credit Facility was increased by $300 million to $600 million and the maturity date extended to June 2012.

  Payment and performance of the Company's obligations under each of the Credit Facilities are guaranteed by certain material subsidiaries of the Company. The restrictive covenants and events of default under each of the Credit Facilities are identical. Each of the Credit Facilities contains covenants that restrict, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. In addition, each of the Credit Facilities requires the Company to utilize funds available under the Credit Facilities on a pro rata basis, subject to a permitted utilization differential threshold and exclusion of advances under the First Credit Facility that are letters of credit or swing line advances. At December 31, 2009, the Credit Facilities were drawn down by $715 million (2008 — $200 million). These drawdowns, together with outstanding letters of credit under the First Credit Facility, decrease the amounts available under the Credit Facilities such that $162.5 million was available for future drawdowns at December 31, 2009.

  In addition, on June 2, 2009, Agnico-Eagle executed an unsecured C$95 million financial security issuance agreement with Export Development Canada. This agreement matures June 2014 and will be used to provide letters of credit for environmental obligations or in relation to license or permit bonds relating to the Meadowbank Mine. As at December 31, 2009, outstanding letters of credit drawn against this agreement totalled C$60.4 million.

  For the year ended December 31, 2009, interest expense was $8.4 million (2008 — $3.0 million; 2007 — $3.3 million) and total cash interest payments were $17.2 million (2008 — $6.3 million; 2007 — $2.4 million). In 2009, cash interest on the Credit Facilities was $14.0 million (2008 — $4.6 million; 2007 — nil) and cash standby fees on the Credit Facilities were $2.4 million (2008 — $1.2 million; 2007 — $2.3 million). In 2009, $15.5 million (2008 — $4.6 million; 2007 — nil) of the interest expense was capitalized to construction in progress. The Company's weighted average interest rate on all of its bank debt as at December 31, 2009 was 3.18% (2008 — 3.77%; 2007 — n/a).

  Subsequent to year-end, on March 19, 2010 the Company announced it had received non-binding commitments from institutional investors in the United States and Canada to purchase in a private placement $600 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "Notes"). The Notes are expected to have a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Proceeds from the offering of Notes will be used to repay amounts under the credit facilities. Closing of the transaction is expected to occur in April 2010.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

5.     RECLAMATION PROVISION AND OTHER LIABILITIES

  Reclamation provision and other liabilities consist of the following:

	2009	2008
Reclamation and closure costs (note 5(a))	$62,847	$52,125
Long-term portion of capital lease obligations (note 13a)	21,981	12,079
Pension benefits (note 5(c))	8,109	5,153
Goldex Mine government grant and other (note 5(b))	3,318	2,413

	$96,255	$71,770

  (a)
  Reclamation and closure costs

    Reclamation estimates are based on current legislation, third party estimates and feasibility study calculations. All of the accrued reclamation and closure costs are long-term in nature and thus no portion of these costs has been reclassified to current liabilities. The Company does not currently have assets that are restricted for the purposes of settling these obligations.

    The following table reconciles the beginning and ending carrying amounts of the asset retirement obligations.

	2009	2008
Asset retirement obligations, beginning of year	$52,125	$44,690
Current year additions and changes in estimate	—	13,698
Current year accretion	2,916	1,363
Foreign exchange revaluation	7,806	(7,626)

Asset retirement obligations, end of year	$62,847	$52,125

  (b)
  Goldex Mine grant

    The Company has received funds (the "Grant") from the Quebec government in respect of the construction of the Goldex Mine. The Company has agreed to repay a portion of the Grant to the Quebec government, to a maximum amount of 50% of the Grant. The repayment amount is calculated and paid annually for fiscal years 2010, 2011 and 2012 if the agreed criteria are met. For each of these three years, if the yearly average gold price is higher than $620 per ounce, 50% of one third of the grant must be repaid. The Company believes the gold price will be higher than $620 per ounce during the years 2010, 2011 and 2012 and that the criteria for recognition of a loss contingency accrual in accordance with FASB ASC 450 — Contingencies (Prior authoritative literature: FASB Statement No. 5, "Accounting for Contingencies") have been met.

  (c)
  Pension benefits

    Effective July 1, 1997, Agnico-Eagle's defined benefit pension plan for active employees (the "Employees Plan") was converted to a defined contribution plan. Employees who retired prior to that date remained in the Employees Plan. In addition, Agnico-Eagle provides a non-registered executive supplementary defined benefit plan for certain senior officers (the "Executives Plan"). The funded status of the Executives Plan is based on actuarial valuations as of July 1, 2008 and projected to December 31, 2009. The funded status of the Employees Plan in 2007 was based on an actuarial valuation as of January 1, 2006 and projected to December 31, 2007. During 2008 however, the Employees Plan was closed as a result of annuities having been purchased for all remaining members. Recognition of the settlement has been reflected in the 2008 net periodic pensions cost.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

5.     RECLAMATION PROVISION AND OTHER LIABILITIES (Continued)

    The components of Agnico-Eagle's net pension plan expense are as follows:

	2009	2008	2007
Service cost — benefits earned during the year	$509	$452	$429
Interest cost on projected benefit obligation	448	550	466
Amortization of net transition asset, past service liability and net experience gains	148	(11)	(25)
Prior service cost	23	24	24
Recognized net actuarial loss	(142)	—	—
Gain due to settlement	—	760	—
Return on plan assets	—	(156)	(171)

Net pension plan expense	$986	$1,619	$723

    Assets for the Executives Plan consist of deposits on hand with regulatory authorities which are refundable when benefit payments are made or on the ultimate wind-up of the plan. The accumulated benefit obligation for this plan at December 31, 2009 was $6.4 million (2008 — $4.5 million). At the end of 2009, the remaining unamortized net transition obligation was $0.8 million (2008 — $0.8 million) for the Executives Plan and the net transition asset was nil (2008 — $0.1 million) for the Employees Plan.

    The following table provides the net amounts recognized in the consolidated balance sheets as at December 31:

	2009		2008
	Employees Plan	Executives Plan	Employees Plan	Executives Plan
Liability (asset)	$—	$—	$(110)	$—
Accrued employee benefit liability	—	6,036	—	4,895
Accumulated other comprehensive income (loss):
Initial transition obligation	—	809	—	830
Past service liability	—	122	—	126
Net experience (gains) losses	—	(604)	—	(1,356)

Net liability (asset)	$—	$6,363	$(110)	$4,495

    The following table provides the components of the expected recognition in 2010 of amounts in accumulated other comprehensive income (loss):

Executives Plan
Transition obligation	$161
Past service cost or credit	25

$186

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

5.     RECLAMATION PROVISION AND OTHER LIABILITIES (Continued)

    The funded status of the Employees Plan and the Executives Plan for 2009 and 2008 is as follows:

	2009		2008
	Employees	Executives	Employees	Executives
Reconciliation of the market value of plan assets
Fair value of plan assets, beginning of year	$110	$1,142	$2,487	$1,226
Agnico-Eagle's contribution	—	598	—	349
Actual return on plan assets	—	—	96	—
Benefit payments	—	(299)	(178)	(174)
Other	(117)	—	—	—
Divestitures	—	—	(2,096)	—
Effect of exchange rate changes	7	194	(199)	(259)

Fair value of plan assets, end of year	$—	$1,635	$110	$1,142

Reconciliation of projected benefit obligation
Projected benefit obligation, beginning of year	$—	$5,637	$2,252	$8,012
Service costs	—	509	—	452
Interest costs	—	448	110	440
Actuarial losses (gains)	—	734	78	(1,561)
Benefit payments	—	(401)	(178)	(284)
Settlements	—	—	(2,096)	—
Effect of exchange rate changes	—	1,071	(166)	(1,422)

Projected benefit obligation, end of year	$—	$7,998	$—	$5,637

Excess (deficiency) of plan assets over projected benefit obligation	$—	$(6,363)	$110	$(4,495)

Comprised of:
Unamortized transition asset (liability)	$—	$(809)	$—	$(830)
Unamortized net experience gain (loss)	—	482	—	1,230
Accrued assets (liabilities)	—	(6,036)	110	(4,895)

	$—	$(6,363)	$110	$(4,495)

Weighted average discount rate	n.a.	7.00%	n.a.	7.00%
Weighted average expected long-term rate of return	n.a.	n.a.	n.a.	n.a.
Weighted average rate of compensation increase	n.a.	3.00%	n.a.	3.00%
Estimated average remaining service life for the plan (in years)	n.a.	5.0 (i)	n.a.	6.0 (i)

Notes:

    (i)
    Estimated average remaining service life for the Executives Plan was developed for individual senior officers.

    The estimated benefits to be paid from each plan in the next ten years are presented below. As the Employees Plan was settled in 2008, no benefits are payable:

Executives
2010	$112
2011	$112
2012	$371
2013	$422
2014	$422
2015 - 2019	$2,746

    In addition to the Employees Plan and the Executives Plan, the Company has two defined contribution pension plans. Under the basic plan (the "Basic Plan"), Agnico-Eagle contributes 5% of each employee's base employment compensation to a defined

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

5.     RECLAMATION PROVISION AND OTHER LIABILITIES (Continued)

    contribution plan. The expense in 2009 was $6.5 million (2008 — $5.3 million; 2007 — $4.3 million). In addition to the Basic Plan, effective January 1, 2008 the Company adopted the supplemental plan for designated executives at the level of Vice-President or above. Under this plan, an additional 10% of the designated executives' earnings for the year (including salary and short-term bonus) are contributed by the Company. In 2009, $0.9 million (2008 — $0.7 million) was contributed to the supplemental plan.

6.     SHAREHOLDERS' EQUITY

  (a)
  Common shares

    The Company's authorized capital stock includes an unlimited number of common shares with issued common shares of 156,655,056 (2008 — 154,808,918), less 29,882 treasury shares related to the restricted share unit plan (2008 — nil).

    In 2009, the Company declared dividends on its common shares of $0.18 per share (2008 — $0.18 per share; 2007 — $0.18 per share).

  (b)
  Flow-through common share private placements

    In 2009, Agnico-Eagle issued 358,900 (2008 — 779,250; 2007 — nil) common shares under flow-through share private placements that increased share capital by $19.2 million (2008 — $43.5 million; 2007 — nil), net of share issue costs. Effective December 31, 2009, the Company renounced to its investors C$30.6 million (2008 — C$54.5 million; 2007 — C$10.1 million) of such expenses for income tax purposes. The Company does not have an obligation to incur any exploration expenditures related to the expenditures previously renounced.

    The difference between the flow-through share issuance price and the market price of Agnico-Eagle's shares at the time of purchase is recorded as a liability at the time the flow-through shares are issued. This liability terminates when the exploration expenditures are renounced to investors. The difference between the flow-through share issuance price and market price reduces the future tax expense charged to income as this difference represents proceeds received by the Company for the sale of future tax deductions to investors in the flow-through shares.

  (c)
  Private placements

    On December 3, 2008, the Company closed a private placement of 9.2 million units. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $47.25 per share at any time during the five-year term of the warrant. As consideration for the lead purchaser's commitment, the Company issued to the lead purchaser an additional 4 million warrants. The net proceeds of the private placement were approximately $281 million, after deducting share issue costs of $8.8 million. If all outstanding warrants are exercised, the Company would issue an additional 8.6 million common shares.

    On May 26, 2009, the Company issued 15,825 shares with a market value of $0.9 million in connection with the acquisition of a 100% participating interest in 52 mining claims, located in the Abitibi region of Quebec.

    On July 24, 2009, the Company issued 18,000 shares for consideration of $500 in connection with the exercise of an option granted by a predecessor to the Company relating to the acquisition of certain properties relating to the Goldex Mine.

  (d)
  Public offering of common shares

    In December 2008, the Company issued 900,000 shares at a price of $38 per share under a prospectus supplement to its base shelf prospectus to fund a purchase of surface rights and advance royalty payments in connection with the development of the Pinos Altos property. The net proceeds of the issuance were approximately $34.2 million.

    There were no public offerings of common shares in 2009.

  (e)
  Accumulated other comprehensive income (loss)

    The cumulative translation adjustment in accumulated other comprehensive income (loss) in 2009 and 2008 of $(15.9) million resulted from Agnico-Eagle electing the US dollar as its principal currency of measurement. Prior to this change, the Canadian dollar had been used as the reporting currency. Prior periods' consolidated financial statements were translated into US dollars by the current rate method using the year end or the annual average exchange rate where appropriate. This translation approach was

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

6.     SHAREHOLDERS' EQUITY (Continued)

    applied from January 1, 1994. This translation gave rise to a deficit in the cumulative translation adjustment account within accumulated other comprehensive income (loss) as at December 31, 2009 and 2008.

    The Company has designated certain foreign exchange derivative contracts as cash flow hedges and, as such, unrealized gains and losses on these contracts are recorded in accumulated other comprehensive income (loss).

    The following table sets out the components of accumulated other comprehensive income (loss), net of related tax effects:

	2009	2008
Cumulative translation adjustment from electing US dollar as principal reporting currency	$(15,907)	$(15,907)
Unrealized gain on available-for-sale securities	67,497	1,602
Unrealized loss on hedging activities	—	(8,888)
Cumulative translation adjustments	(299)	(299)
Unrealized gain (loss) on pension liability	(327)	400
Tax effect of accumulated other comprehensive loss items	85	2,484

	$51,049	$(20,608)

    In 2009, a $10.1 million gain (2008 — $9.0 million gain, 2007 — $1.9 million gain) was reclassified from accumulated other comprehensive income (loss) to income to reflect the realization of gains on available-for-sale securities due to the disposition of those securities.

  (f)
  Net income per share

    The following table provides the weighted average number of common shares used in the calculation of basic and diluted income per share:

	2009	2008	2007
Weighted average number of common shares outstanding — basic	155,942,151	144,740,658	132,768,049
Add: Dilutive impact of employee stock options	1,256,103	1,148,070	1,189,820
Dilutive impact of warrants	1,392,752	—	—
Dilutive impact of treasury shares related to restricted share unit plan	29,882	—	—

Weighted average number of common shares outstanding — diluted	158,620,888	145,888,728	133,957,869

    The calculation of diluted income per share has been computed using the treasury stock method. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price, for the period outstanding, of the common shares are not included in the calculation of diluted income per share as the effect is anti-dilutive.

7.     STOCK-BASED COMPENSATION

  (a)
  Employee Stock Option Plan ("ESOP")

    The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Under this plan, options are granted at the fair market value of the underlying shares on the day prior to the date of grant. The number of shares subject to option for any one person may not exceed 5% of the Company's common shares issued and outstanding at the date of grant.

    Up to May 31, 2001, the number of common shares reserved for issuance under the ESOP was 6,000,000 and options granted under the ESOP had a maximum term of ten years. On April 24, 2001, the Compensation Committee of the Board of Directors adopted a policy pursuant to which options granted after that date shall have a maximum term of five years. In 2001, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP by 2,000,000 to 8,000,000. In 2004 and 2006, the shareholders approved a further 2,000,000 and 3,000,000 common shares for issuance under the ESOP, respectively. In 2008, the shareholders approved a further 6,000,000 common shares for issuance under the ESOP.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

7.     STOCK-BASED COMPENSATION (Continued)

    Of the 2,276,000 options granted under the ESOP in 2009, 569,000 options granted vested immediately and expire in 2014. The remaining options expire in 2014 and vest in equal installments, on each anniversary date of the grant, over a three-year period. Of the 2,549,400 options granted under the ESOP in 2008, 637,350 options granted vested immediately and expire in 2013. The remaining options expire in 2013 and vest in equal installments, on each anniversary date of the grant, over a three-year period. Of the 1,380,000 options granted under the ESOP in 2007, 345,000 options granted vested immediately and expire in 2012. The remaining options expire in 2012 and vest in equal installments, on each anniversary date of the grant, over a three-year period. As a result of the acquisition of Cumberland Resources Ltd. ("Cumberland"), 326,250 options in Cumberland were converted to options of the Company. All these options vested immediately.

    Upon the exercise of stock options under the ESOP, the Company issues new common shares to settle the obligation.

    The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	2009			2008			2007
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price
Outstanding, beginning of year	4,752,440	C$	44.57	3,609,924	C$	30.34	2,478,790	C$	19.55
Granted	2,276,000		62.65	2,549,400		54.84	1,706,250		41.74
Exercised	(1,238,000)		34.28	(1,340,484)		25.46	(536,116)		17.56
Cancelled	(82,500)		55.99	(66,400)		51.32	(39,000)		19.16

Outstanding, end of year	5,707,940	C$	53.85	4,752,440	C$	44.57	3,609,924	C$	30.34

Options exercisable at end of year	2,445,615			1,860,890			1,908,049

    Cash received for options exercised in 2009 was $36.6 million (2008 — $33.6 million; 2007 — $8.8 million).

    The total intrinsic value of options exercised in 2009 was C$43.8 million (2008 — C$50.5 million).

    The weighted average grant-date fair value of options granted in 2009 was C$24.52 (2008 — C$16.78; 2007 — C$12.53). The following table summarizes information about Agnico-Eagle's stock options outstanding at December 31, 2009:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
C$7.57 — C$10.40	60,798	0.2 years	C$ 9.59	60,798	C$ 9.59
C$15.60 — C$23.02	274,600	1.0 years	22.61	274,600	22.61
C$25.62 — C$36.23	141,207	1.8 years	28.66	125,257	27.99
C$39.18 — C$54.42	3,013,335	2.7 years	52.07	1,500,210	51.28
C$62.77 — C$72.41	2,218,000	4.0 years	62.94	484,750	63.11

C$7.57 — C$72.41	5,707,940	3.1 years	C$53.85	2,445,615	C$48.18

    The weighted-average remaining contractual term of options exercisable at December 31, 2009, was 2.6 years.

    The Company has reserved for issuance 5,707,940 common shares in the event that these options are exercised.

    The number of un-optioned shares available for granting of options as at December 31, 2009, 2008 and 2007 was 4,155,750, 6,349,250 and 2,832,250, respectively.

    On January 4, 2010, 2,735,080 options were granted under the ESOP, of which 683,770 options vested immediately and expire in the year 2015. The remaining options expire in 2015 and vest in equal installments on each anniversary date of the grant, over a three-year period.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

7.     STOCK-BASED COMPENSATION (Continued)

    Agnico-Eagle estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2009	2008	2007
Risk-free interest rate	1.27%	3.65%	4.02%
Expected life of options (in years)	2.5	2.5	2.5
Expected volatility of Agnico-Eagle's share price	64.0%	44.8%	37.6%
Expected dividend yield	0.42%	0.23%	0.29%

    The Company uses historical volatility in estimating the expected volatility of Agnico-Eagle's share price.

    The aggregate intrinsic value of options outstanding at December 31, 2009 was C$17.5 million. The aggregate intrinsic value of options exercisable at December 31, 2009 was C$21.4 million.

    The total compensation expense for the ESOP recognized in the consolidated statements of income for the current year was $27.7 million (2008 — $25.3 million; 2007 — $9.8 million). The total compensation cost related to non-vested options not yet recognized was $33.3 million as of December 31, 2009. Of the total compensation cost for the ESOP, $8.7 million was capitalized as part of construction costs in 2009 (2008 — $9.0 million; 2007 — nil).

  (b)
  Incentive Share Purchase Plan

    On June 26, 1997, the shareholders approved an incentive share purchase plan (the "Purchase Plan") to encourage directors, officers and employees ("Participants") to purchase Agnico-Eagle's common shares at market values. In 2009, the Purchase Plan was amended to remove non-executive directors as eligible participants in the plan

    Under the Purchase Plan, Participants may contribute up to 10% of their basic annual salaries, and the Company contributes an amount equal to 50% of each Participant's contribution. All shares subscribed for under the Purchase Plan are newly issued by the Company. The total compensation cost recognized in 2009 related to the Purchase Plan was $3.8 million (2008 — $3.2 million).

    In 2009, 196,649 common shares were subscribed for under the Purchase Plan (2008 — 154,998; 2007 — 167,378) for a value of $11.3 million (2008 — $9.5 million; 2007 — $7.1 million). In May 2008, shareholders approved an increase in the maximum number of shares reserved for issuance under the Purchase Plan to 5,000,000 from 2,500,000. As at December 31, 2009, Agnico-Eagle has reserved for issuance 2,740,504 common shares (2008 — 2,937,153; 2007 — 592,151) under the Purchase Plan.

  (c)
  Restricted Share Unit Plan

    In 2009, the Company implemented a restricted share unit ("RSU") plan for certain employees. A deferred compensation balance was recorded for the total grant-date value on the date of the grant. The deferred compensation balance was recorded as a reduction of shareholders' equity and is being amortized as compensation expense (or capitalized to construction in progress) over the applicable vesting period of two years.

    The Company funded the plan by transferring $3.0 million to an employee benefit trust (the "Trust") that then purchased shares of the Company in the open market. Compensation costs for RSUs incorporates an expected forfeiture rate. The forfeiture rate is estimated based on the Company's historical employee turnover rates and expectations of future forfeiture rates that incorporate various factors that include historical employee stock option plan forfeiture rates. For 2009, the impact of forfeitures was not material. For accounting purposes, the Trust is treated as a VIE and consolidated in the accounts of the Company. On consolidation, the dividends paid on the shares held by the Trust are eliminated. The shares purchased and held by the Trust are treated as not being outstanding for the basic earnings per share ("EPS") calculations. They are amortized back into basic EPS over the vesting period. All of the shares held by the Trust were included in the diluted EPS calculations.

    Compensation cost related to the RSUs was $1.5 million in 2009, with $0.3 million being capitalized to Property, Plant and Mine Development line item in the consolidated balance sheets. The $1.2 million of compensation expense is included as a component of production, administration and exploration expense, consistent with the classification of other elements of compensation expense for those employees who had RSUs.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

8.     INCOME AND MINING TAXES

  Income and mining taxes recovery is made up of the following geographic components:

	2009	2008	2007
Current provision
Canada	$1,171	$6,143	$3,272
Future provision (recovery)
Canada	27,083	25,580	20,363
Finland	(6,754)	(8,899)	(3,702)

	$21,500	$22,824	$19,933

  Cash income and mining taxes paid in 2009 were $8.8 million (2008 — $3.8 million; 2007 — $22.1 million).

  The income and mining taxes recovery is different from the amount that would have been computed by applying the Canadian statutory income tax rate as a result of the following:

	2009	2008	2007
Combined federal and composite provincial tax rates	30.9%	31.1%	32.6%
Increase (decrease) in taxes resulting from:
Provincial mining duties	16.1	6.9	12.3
Tax law change (US$ election)	(24.4)	—	—
Impact of foreign tax rates	(4.9)	—	(2.3)
Permanent differences	2.2	(13.4)	(0.9)
Valuation allowance	—	5.8	—
Effect of changes in income tax rates	—	(6.6)	(29.2)

Actual rate as a percentage of pre-tax income	19.9%	23.8%	12.5%

  As at December 31, 2009 and 2008, Agnico-Eagle's future income and mining tax assets and liabilities were as follows:

	2009		2008
	Assets	Liabilities	Assets	Liabilities
Mining properties	$—	$572,964	$—	$471,553
Net operating and capital loss carry-forwards	27,878	(24,692)	21,647	(14,906)
Mining duties	—	(44,967)	—	(38,669)
Reclamation provisions	—	(20,774)	—	(22,892)
Valuation allowance	—	11,350	—	8,330

Future income and mining tax assets and liabilities	$27,878	$493,881	$21,647	$403,416

  All of Agnico-Eagle's future income tax assets and liabilities were denominated in local currency based on the jurisdiction in which the Company paid taxes and were translated into US dollars using the exchange rate in effect at the consolidated balance sheet dates. The increase in future income tax liabilities was due in part to the weaker US dollar in relation to the Canadian dollar. On December 12, 2008 however, the Company executed a Canadian federal tax election to commence using the US dollar as its functional currency for federal Canadian income tax purposes. This election applies to taxation years ended December 31, 2008 and subsequent. This election resulted in a deferred tax benefit of $21.0 million for the period ended December 31, 2009. At December 31, 2009, asset and liability amounts were translated into US dollars at an exchange rate of C$1.0466 per $1.00, and at an exchange rate of SEK 7.2125 per $1.00, whereas at December 31, 2008, asset and liability amounts were translated at an exchange rate of C$1.2240 per $1.00, and at an exchange rate of SEK 7.8770 per $1.00.

  The Company operates in different jurisdictions and accordingly it is subject to income and other taxes under the various tax regimes in the countries in which it operates. The tax rules and regulations in many countries are highly complex and subject to interpretation. The Company may be subject in the future to a review of its historic income and other tax filings and in connection with such reviews,

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

8.     INCOME AND MINING TAXES (Continued)

  disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Company's business conducted within the country involved.

  A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

	2009	2008
Unrecognized tax benefit, beginning of year	$2,824	$3,390
Additions (reductions)	2,784	(566)

Unrecognized tax benefit, end of year	$5,608	$2,824

  The full amount of unrecognized tax benefits of $5,608, if recognized, would reduce the Company's annual effective tax rate. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.

  The Company is subject to taxes in the following significant jurisdictions: Canada, Mexico, Sweden and Finland, each with varying statutes of limitations. The 1999 through 2009 tax years generally remain subject to examination.

9.     ACQUISITIONS

  Cumberland Resources Ltd.

  On February 14, 2007, the Company and Agnico-Eagle Acquisition Corporation ("Agnico Acquisition"), a wholly-owned subsidiary of the Company, signed an agreement with Cumberland under which the Company and Agnico Acquisition agreed to make an exchange offer (the "Offer") for all of the outstanding common shares of Cumberland not already owned by the Company. At the time, the Company owned 2,037,000 or 2.6% of the outstanding shares of Cumberland on a fully diluted basis. Under the terms of the Offer, each Cumberland share was to be exchanged for 0.185 common shares of Agnico-Eagle. At the time, Cumberland owned 100% of the Meadowbank gold project, located in Nunavut, Canada. As of July 9, 2007, all common shares of Cumberland were acquired pursuant to the Offer. As of July 9, 2007, a total of 13,768,510 of the Company's shares were issued for the acquisition resulting in an increase of $536.6 million in common shares issued. The total purchase price as of July 9, 2007 amounted to $577.0 million which was allocated to various balance sheet accounts, mainly mining properties. On August 1, 2007, Agnico Acquisition, Cumberland and a wholly-owned subsidiary of Cumberland were amalgamated with Agnico-Eagle.

  The results of operations of Cumberland are included in the income statement for the combined entity from April 17, 2007.

  The purchase price paid through the issuance of 13,768,510 shares of the Company is summarized as follows.

Shares Issued
Total Issuance of the Company's Shares for Cumberland Acquisition:
April 16, 2007	11,610,074
April 30, 2007	932,958
July 9, 2007	1,225,478

Total shares issued	13,768,510

  In addition, the Company entered into a series of gold derivative transactions in connection with the take-over bid for Cumberland in February 2007. Prior to announcement of the take-over bid by Agnico-Eagle, Cumberland secured a gold loan facility for up to 420,000 ounces. As part of the condition of the gold loan, Cumberland entered into a series of derivative transactions to secure a minimum monetized value for the gold that was expected to be received under the gold loan. Cumberland entered into a zero-cost collar whereby a gold put option was bought with a strike price of C$605 per ounce. The cost of the put option was financed by the sale of a gold call option with a strike price of $800 per ounce. Both of Cumberland's derivative positions were for 420,000 ounces of gold and matured on September 20, 2007, the expected drawdown date of the loan. As Agnico-Eagle's policy is to not sell forward gold production, Agnico-Eagle entered into a series of transactions to neutralize Cumberland's derivative position. Accordingly, Agnico-Eagle purchased call options and sold put options with the exact same size, strike price and maturity as Cumberland's derivative position for $15.9 million. All derivative positions were closed out in late June 2007.

  During 2008 certain tax assets that were not recognized upon the acquisition of Cumberland in 2007 were determined to be more likely than not to be realized. This resulted in a decrease to mineral properties and the future income tax liability of $15 million.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

9.     ACQUISITIONS (Continued)

  The allocation of the total purchase price for the 100% of Cumberland interest owned by the Company to the fair values of assets acquired is set forth in the table below:

Total Purchase Price:
Purchase price	$536,556
Share of Cumberland previously acquired for cash	9,637
Fair value of options and warrants acquired	18,956
Transaction costs	11,836

Total purchase price to allocate	$576,985

Fair Value of Assets Acquired:
Net working capital acquired (including cash of $96,043)	$81,704
Plant and equipment	40,238
Other net liabilities	(1,399)
Mining properties	736,197
Future income tax liability	(279,755)

Total purchase price	$576,985

10.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2009	2008
Trade payables	$86,392	$68,571
Wages payable	14,036	6,484
Accrued liabilities	31,924	32,991
Current portion of capital lease obligations	11,955	9,792
Other liabilities	11,125	21,957

	$155,432	$139,795

  Other liabilities mainly consists of the liability portion of the flow-through shares issuance of $6.8 million (2008 — $17.5 million) (note 6(b)).

11.   RELATED PARTY TRANSACTIONS

  Contact Diamond Corporation ("Contact") was a consolidated entity of the Company for the year ended December 31, 2002. As of August 2003, the Company ceased consolidating Contact as the Company's investment no longer represented a "controlling financial interest". The loan was originally advanced for the purpose of funding ongoing exploration and operating activities. The loan was repayable on demand with a rate of interest on the loan of 8% per annum. The Company, however, waived the interest on this loan commencing May 13, 2002.

  In 2006, the Company tendered its 13.8 million Contact shares in conjunction with Stornoway Diamond Corporation's ("Stornoway") offer to acquire all of the outstanding shares of Contact. Under the terms of the offer, each share of Contact was exchanged for 0.36 of a Stornoway share resulting in the receipt by the Company of 4,968,747 Stornoway shares. A $4.4 million gain on the exchange of shares was recognized and a gain of $2.9 million was recognized on the write-up of the loan to Contact during 2006. On February 12, 2007, Agnico-Eagle subscribed to a private placement of subscription receipts by Stornoway for a total cost of $19.8 million. Stornoway acquired the debt in full by way of assignment of the note in consideration for the issuance to the Company of 3,207,861 common shares of Stornoway at a deemed value of C$1.25 per share. In addition, on March 16, 2007, the Company purchased from Stornoway C$5 million in unsecured Series A Convertible Debentures and C$5 million in unsecured Series B Convertible Debentures. Both series of debentures matured two years after their date of issue and interest was payable under the debentures quarterly at 12% per annum. At the option of Stornoway, interest payments could be paid in cash or in shares of Stornoway. During 2008, the interest payments to the Company amounted to C$0.7 million and consisted of 1,940,614 shares (2007 — C$0.9 million of which C$0.6 million was received in cash and the rest 302,450 shares) of Stornoway.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

11.   RELATED PARTY TRANSACTIONS (Continued)

  On July 31, 2008, the Company purchased from treasury 12,222,222 common shares of Stornoway at a price of C$0.90 per common share. Stornoway used the proceeds of the private placement to redeem the C$10 million principal amount of convertible debentures held by the Company and to pay to the Company a C$1 million amendment fee in connection with the amendment of the debentures to permit early redemption. The Company received an additional 527,947 common shares of Stornoway in satisfaction of accrued but unpaid interest on the debentures prior to their redemption. As a result of these transactions, the Company increased its holdings in Stornoway from 27,520,809 common shares (approximately 13.6% of the issued and outstanding common shares) to 40,270,978 common shares (approximately 15.8% of the issued and outstanding common shares).

  Agnico-Eagle's holdings in Stornoway as at December 31, 2009 remain unchanged at 40,270,978 common shares (approximately 15.3% of the issued and outstanding common shares).

  Subsequent to year-end, the Company purchased 5.0 million common shares of Stornoway at a price of C$0.50 per common share.

12.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at December 31, 2009, the total amount of these guarantees was $85.3 million.

  Certain of the Company's properties are subject to royalty arrangements. The following are the most significant royalties.

  The Company has a royalty agreement with the Finnish government relating to the Kittila Mine. Starting 12 months after the mining operations commence, the Company has to pay 2% on net smelter return, defined as revenue less processing costs. The royalty is paid on a yearly basis the following year.

  The Company is committed to pay a royalty on future production from the Meadowbank Mine. The Nunavut Tunngavik-administered mineral claims are subject to production leases including a 12% net profits interest royalty from which annual deductions are limited to 85% of gross revenue. Production from Crown mining leases is subject to a royalty of up to 14% of adjusted net profits, as defined in the Northwest Territories and Nunavut Mining Regulations under the Territorial Lands Act (Canada).

  The Company is committed to pay a royalty on production from properties in the Abitibi area. The type of royalty agreements include but are not limited to net profits interest royalty and net smelter return royalty with percentages ranging from 0.5% to 5%.

  The Company is committed to pay a royalty on production from properties in the Pinos Altos area. The type of royalty agreements include but are not limited to net profits interest royalty and net smelter return royalty with percentages ranging from 2.5% to 3.5%.

  In addition, the Company has purchase commitments related to the Kittila Mine for oxygen and electricity supplies:

Purchase Commitments
2010	$9,987
2011	6,156
2012	3,994
2013	3,457
2014	3,457
Later years	34,576

Total	$61,627

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

13.   LEASES

  (a)
  Capital Leases

    In 2009, the Company entered into five sale-leaseback agreements with third-parties for various fixed and mobile equipment within Canada. These arrangements represent sale-leaseback transactions in accordance with ASC 840-40 — Sale-Leaseback Transactions. The following table provides summarized information related to these transactions:

	Effective Annual Interest Rate	Length of Contract
Sale-leaseback #1	5.95%	5 years
Sale-leaseback #2	5.95%	4 years
Sale-leaseback #3	6.10%	4 years
Sale-leaseback #4	6.06%	4 years
Sale-leaseback #5	6.06%	4 years

    All of the sale-leaseback agreements have end of lease clauses that qualify as bargain purchase options that the Company expects to execute. The total gross amount of assets recorded under sales-leaseback capital leases amount to $21.0 million (2008 — nil).

    The Company has agreements with third-party providers of mobile equipment for the development of the Meadowbank Mine and the Kittila Mine. These arrangements represent capital leases in accordance with the guidance in ASC 840-30 — Capital Leases. The leases for mobile equipment at the Kittila Mine are for five years and the leases for mobile equipment at the Meadowbank Mine are for three years. The effective annual interest rate on the lease for mobile equipment at Meadowbank is 3.15%. The effective annual interest rate on the lease for mobile equipment at Kittila is 4.99%.

    The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as at December 31, 2009.

Year ending December 31:
2010	$13,457
2011	6,529
2012	7,499
2013	8,185
2014	2,092
Thereafter	—

Total minimum lease payments	37,762
Less amount representing interest	3,826

Present value of net minimum lease payments	$33,936

    The Company's capital lease obligations at December 31 are comprised as follows:

	2009	2008
Total future lease payments	$37,762	$23,370
Less: interest	3,826	1,499

	33,936	21,871

Less: current portion	11,955	9,792

Long-term portion of capital leases	$21,981	$12,079

    At the end of 2009, the gross amount of assets recorded under capital leases, including sale-leaseback capital leases was $51.7 million (2008 — $30.7 million; 2007 — $16.1 million). The charge to income resulting from amortization of assets recorded under capital leases is included in the amortization of plant and equipment component of the Consolidated Statements of Income.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

13.   LEASES (Continued)

  (b)
  Operating Leases

    The Company has a number of operating lease agreements involving office space. Some of the leases for office facilities contain escalation clauses for increases in operating costs and property taxes. Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms in excess of one year as at December 31, 2009 are as follows:

    Minimum lease payments:

2010	$2,552
2011	1,847
2012	1,890
2013	1,416
2014	1,415
Thereafter	11,273

Total	$20,393

    Total rental expense for operating leases was $3.7 million in 2009 (2008 — $3.1 million; 2007 — $1.4 million).

14.   RESTRICTED CASH

  In 2008, the Company raised approximately $43.5 million through the issuance of 779,250 flow-through common shares. To comply with the flow-through share agreements, the Company was obligated to incur $31 million of eligible Canadian exploration expenditures in 2009 related to the expenditures renounced in 2008 (note 6(b)). The amount of cash the Company was obligated to spend was designated as restricted cash as at December 31, 2008. In 2009, the Company incurred the full amount of its Canadian exploration expenditures obligation required under the flow-through share agreements.

  In 2009, the Company raised approximately $25.9 million through the issuance of 358,900 flow-through common shares. By December 31, 2009, the Company had incurred all required expenditures on eligible Canadian exploration expenditures related to the 2009 flow-through common share issuance (note 6(b)) and the balance of restricted cash was nil at December 31, 2009.

15.   FINANCIAL INSTRUMENTS

  From time to time, Agnico-Eagle has entered into financial instruments with a number of financial institutions in order to hedge underlying cash flow and fair value exposures arising from changes in commodity prices, interest rates, equity prices or foreign currency exchange rates.

  In 2008 and 2009, financial instruments which have subjected Agnico-Eagle to market risk and concentration of credit risk consisted primarily of cash, cash equivalents and short-term investments. Agnico-Eagle places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

  Agnico-Eagle generates almost all of its revenues in US dollars. The Company's Canadian operations, which include the LaRonde Mine, the Goldex Mine, the Lapa Mine, and the Meadowbank Mine, have Canadian dollar requirements for capital, operating and exploration expenditures.

  In 2008, to mitigate the risks associated with fluctuating foreign exchange rates, the Company entered into three zero cost collars to hedge the functional currency equivalent cash flows associated with the Canadian dollar denominated capital expenditures related to the Meadowbank Mine. In March 2009, the Company entered into another zero cost collar for the same purpose. The purchase of US dollar put options has been financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company is nil. The hedged items represents monthly unhedged forecast Canadian dollar cash outflows during 2009. At December 31, 2008, the three zero cost collars hedged $180 million of 2009 expenditures and the additional zero cost collar entered in 2009 hedged $45 million of 2009 expenditures. The cash flow hedging relationship meets all requirements per ASC 815 to be perfectly effective, and unrealized gains and losses is recognized within other comprehensive income ("OCI").

  Gains and losses deferred in accumulated other comprehensive income ("AOCI") are recognized into income as amortization (or depreciation) of the hedged capital asset occurs. Amounts transferred out of accumulated OCI are recorded in the Property, Plant and Mine development line item in the balance sheet and are amortized into income over the same period as the hedged capital asset.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

15.   FINANCIAL INSTRUMENTS (Continued)

  In 2009, all of the effective hedges matured and a total of $7.4 million was reclassified from OCI to the balance sheet as a credit to Property, Plant, and mine development line item. The total amount of unrealized loss on the hedges was nil as at December 31, 2009 (2008 — $8.9 million). The Company expects approximately $0.6 million to be reclassified into earnings in 2010 as the net gain is amortized in relation to the hedged capital asset.

  The following table shows the changes in the AOCI balances recorded in the consolidated financial statements pertaining to the foreign exchange hedging activities. The fair values, based on Black-Scholes calculated mark-to-market valuations, of recorded derivative related assets and liabilities and their corresponding entries to AOCI reflect the netting of the fair values of individual derivative financial instruments.

	2009	2008
AOCI, beginning of year	$(8,888)	$—
Gain reclassified from AOCI into project development costs	(7,399)	—
Gain (loss) recognized in OCI	16,287	(8,888)

AOCI, end of year	$—	$(8,888)

  As at December 31, 2009, the Company had unmatured covered call options on available-for-sale securities with a premium of $1.1 million (2008 — $3.1 million) and a Black-Scholes calculated mark-to-market gain (loss) of $0.5 million (2008 — $(0.8) million). Premiums received on the sale of covered call options are recorded as a liability in the fair value of derivative financial instrument component of the consolidated balance sheets until they mature or the position is closed. Gains or losses as a result of mark-to-market valuations are taken into income in the period incurred. The Company sold these call options against the shares and warrants of Goldcorp Inc. ("Goldcorp") to reduce its price exposure to the Goldcorp shares and warrants it acquired in connection with Goldcorp's acquisition of Gold Eagle Mines Ltd. During 2009, the Company continued to write covered call options on the shares and warrants of Goldcorp as they expire and/or were repurchased. The amount of $0.6 million (2008 — 3.9 million) recorded as a liability as at December 31, 2009, is expected to be recognized through the consolidated statements of income in 2010.

  During the year-ended December 31, 2009, the Company recognized a net gain of $10.5 million (2008 — $(0.8) million) in the interest and sundry income component of the consolidated statements of income related to the written call options of Goldcorp shares and warrants.

  During the third quarter of 2009, the Company sold its 0.8 million shares of Goldcorp shares but continued to write call options on the 0.8 million warrants it continues to hold. Cash provided by operating activities in the consolidated statements of cash flows are adjusted for gains realized on the consolidated statements of income through the loss (gain) on sale of securities component. Premiums received are a component of proceeds on sale of available-for-sale securities and other within the cash used in investing activities section of the consolidated statements of cash flows.

  As at December 31, 2009 and 2008, there were no metal derivative positions.

  Other required derivative disclosures can be found in note 6(f), "Accumulated other comprehensive income (loss)".

  Agnico-Eagle's exposure to interest rate risk at December 31, 2009 relates to its cash and cash equivalents, short-term investments and restricted cash totalling $163.6 million (2008 — $99.4 million) and its credit facilities. The Company's short-term investments and cash equivalents have a fixed weighted average interest rate of 0.59% (2008 — 3.21%).

  The fair values of Agnico-Eagle's current financial assets and liabilities approximate their carrying values as at December 31, 2009.

  In September 2006, the FASB issued ASC 820 — Fair Value Measurement and Disclosure (Prior authoritative literature: FASB Statement No. 157, "Fair Value Measurements" ("FAS 157")). ASC 820 defines fair value, establishes a framework for measuring fair value in US GAAP, and expands required disclosures about fair value measurements. The provisions of ASC 820 were adopted January 1, 2008. In February 2008, FASB modified ASC 820 (Prior authoritative literature: FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157" that delayed the effective date of ASC 820 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The new provisions of ASC 820 were effective for the Company's fiscal year beginning January 1, 2009.

  Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with the Company's investment strategy. Fair value is based on quoted market prices,

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

15.   FINANCIAL INSTRUMENTS (Continued)

  where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

  The three levels of the fair value hierarchy under ASC 820 are:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  The following table sets out the Company's financial assets and liabilities measured at fair value within the fair value hierarchy.

	Total	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents(1)	$160,280	$158,240	$2,040	—
Available-for-sale securities(2)(3)	111,967	101,907	10,060	—
Accounts receivable(1)	93,571	—	93,571	—
Short-term investments(1)	3,313	—	3,313	—
Fair value of defined benefit pension plan assets(4)	1,635	1,635	—	—

	$370,766	$261,782	$108,984	—

Financial liabilities:
Bank debt(5)	$716,666	$—	$716,666	—
Accounts payable and accrued liabilities(1)	136,677	—	136,677	—
Dividends Payable(1)	28,199	28,199	—	—
Derivative liabilities(3)	662	—	662	—

	$882,204	$28,199	$854,005	—

  (1)
  Fair value approximates the carrying amounts due to the short-term nature.

  (2)
  Recorded at fair value using quoted market prices.

  (3)
  Recorded at fair value based on broker-dealer quotations.

  (4)
  Assets for the defined benefit pension plan consists of deposits on hand with regulatory authorities which are refundable when benefit payments are made or on the ultimate wind-up of the plan.

  (5)
  Recorded at cost. This line item also includes accrued interest.

  Cash equivalents and short-term investments are classified as Level 2 of the fair value hierarchy because they are held to maturity and valued using interest rates observable at commonly quoted intervals. Cash equivalents are market securities with remaining maturities of three months or less at the date of purchase. The short-term investments are market securities with remaining maturities of over three months at the date of purchase.

  The Company's available-for-sale equity securities valued using quoted market prices in active markets are classified as Level 1 of the fair value hierarchy. The fair value of these securities are calculated as the quoted market price of the security multiplied by the quantity of shares held by the Company. The Company's available-for-sale securities classified as Level 2 of the fair value hierarchy consist of equity warrants. The fair value of these Level 2 securities are calculated based on the broker-dealer quotation multiplied by the quantity of equity warrants held by the Company.

  In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the consolidated statement of income and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

15.   FINANCIAL INSTRUMENTS (Continued)

  changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments for which the cost basis exceeds its fair value.

16.   SEGMENTED INFORMATION

  Agnico-Eagle predominantly operates in a single industry, namely exploration for and production of gold. Based on the internal reporting structure and the nature of the Company's activities, the Company identifies its reportable segments as those consolidated mining operations or functional groups that represent more than 10% of the combined revenue, profit or loss or total assets of all reported operating segments. Consolidated mining operations or functional groups not meeting this threshold are aggregated at the applicable geographic region for segment reporting purposes. This structure reflects how the Company manages its business and how it classifies its operations for planning and measuring performance:

Canada:	LaRonde Mine, Lapa Mine, Goldex Mine, Meadowbank Mine, and the Regional Office
Europe:	Kittila Mine
Latin America:	Pinos Altos Mine
USA:	USA Exploration office, Europe Exploration office, Canada Exploration office, and the Latin America Exploration office

  Corporate Head Office assets are included in the Canada category and specific corporate income and expense items are noted separately below.

  On May 1, 2009, both the Lapa Mine and Kittila Mine achieved commercial production. The Pinos Altos Mine achieved commercial production on November 1, 2009. The Goldex Mine achieved commercial production August 1, 2008. The Meadowbank Mine is expected to achieve commercial production in the first quarter of 2010.

Twelve Months Ended December 31, 2009	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$538,123	$252,035	$60,028	$—	$36,499	$189,561
Europe	61,457	42,464	10,909	—	3,582	4,502
Latin America	14,182	11,819	1,524	—	(250)	1,089
Exploration	—	—	—	36,279	—	(36,279)

	$613,762	$306,318	$72,461	$36,279	$39,831	$158,873

Segment income						$158,873
Corporate and Other
Interest and sundry income						16,172
Gain on sale of available-for-sale securities						10,142
General and administrative						(63,687)
Provincial capital tax						(5,014)
Interest expense						(8,448)

Income before income, mining and federal capital taxes						$108,038

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

16.   SEGMENTED INFORMATION (Continued)

Twelve Months Ended December 31, 2008	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$368,938	$186,862	$36,133	$—	$(70,442)	$216,385
Europe	—	—	—	—	(7,281)	7,281
Latin America	—	—	—	—	35	(35)
Exploration	—	—	—	34,704	—	(34,704)

	$368,938	$186,862	$36,133	$34,704	$(77,688)	$188,927

Segment income						$188,927
Corporate and Other
Interest and sundry income						11,721
Gain on sale of available-for-sale securities						25,626
General and administrative						(47,187)
Write-down on available-for-sale securities						(74,812)
Provincial capital tax						(5,332)
Interest expense						(2,952)

Income before income, mining and federal capital taxes						$95,991

Twelve Months Ended December 31, 2007	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$432,205	$166,104	$27,757	$—	$30,291	$208,053
Europe	—	—	—	—	2,009	(2,009)
Latin America	—	—	—	—	(3)	3
Exploration	—	—	—	25,507	—	(25,507)

	$432,205	$166,104	$27,757	$25,507	$32,297	$180,540

Segment income						$180,540
Corporate and Other
Interest and sundry income						25,142
Gain on sale of available-for-sale securities						4,088
General and administrative						(38,167)
Loss on derivative financial instruments						(5,829)
Provincial capital tax						(3,202)
Interest expense						(3,294)

Income before income, mining and federal capital taxes						$159,278

	Capital Expenditures
	2009	2008	2007
Canada	$435,098	$548,555	$1,157,973
Europe	84,955	190,188	92,070
Latin America	136,706	171,438	41,252
Exploration	—	55	—

	$656,759	$910,236	$1,291,295

  There are no transactions between the reported segments affecting revenue. Production costs for the reported segments are net of intercompany transactions.

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Annual Audited Consolidated Financial Statements (Prepared in accordance with United States GAAP)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
MANAGEMENT CERTIFICATION
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars, except per share amounts, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except per share amounts, unless otherwise indicated) December 31, 2009